                                                                EXHIBIT 99(A)(1)

                           OFFER TO PURCHASE FOR CASH
                     UP TO 1,600,000 SHARES OF COMMON STOCK
                                       OF

                                 DSI TOYS, INC.
                                       AT

                              $4.38 NET PER SHARE
                                       BY

                                   MVII, LLC

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY

         TIME, ON TUESDAY, MAY 25, 1999, UNLESS THE OFFER IS EXTENDED.

    THIS OFFER IS BEING MADE PURSUANT TO THE TERMS OF A STOCK PURCHASE AND SALE AGREEMENT DATED APRIL 15, 1999 (THE "STOCK PURCHASE AGREEMENT"), BY AND BETWEEN DSI TOYS, INC., A TEXAS CORPORATION (THE "COMPANY"), AND MVII, LLC, A LIMITED LIABILITY COMPANY FORMED UNDER THE LAWS OF THE STATE OF CALIFORNIA (THE "PURCHASER"). UPON CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THE STOCK PURCHASE AGREEMENT, INCLUDING THE OFFER, THE PURCHASER WILL BE THE RECORD AND BENEFICIAL OWNER OF APPROXIMATELY FORTY-EIGHT PERCENT (48%) OF THE TOTAL NUMBER OF SHARES OF THE COMPANY'S COMMON STOCK THEN OUTSTANDING (ASSUMING THAT NO OTHER SHARES OF COMMON STOCK ARE ISSUED). FOLLOWING CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THE STOCK PURCHASE AGREEMENT, THE PURCHASER'S DESIGNEES WILL CONSTITUTE A MAJORITY OF THE COMPANY'S BOARD OF DIRECTORS AND THE PURCHASER WILL CONTROL THE COMPANY. THE PURCHASER HAS ENTERED INTO FIVE (5) SIDE LETTER AGREEMENTS, EACH DATED APRIL 15, 1999 (THE "SIDE LETTER AGREEMENTS"), WITH CERTAIN MANAGEMENT SHAREHOLDERS OF THE COMPANY AND A LIMITED PARTNERSHIP CONTROLLED BY A MANAGEMENT SHAREHOLDER OF THE COMPANY (THE "MANAGEMENT SHAREHOLDERS"), WHO BENEFICIALLY OWN IN THE AGGREGATE 1,721,693 SHARES. PURSUANT TO THE SIDE LETTER AGREEMENTS, THE MANAGEMENT SHAREHOLDERS HAVE AGREED, AMONG OTHER THINGS, TO TENDER INTO THE OFFER SUCH NUMBER OF SHARES OWNED BY THEM IN THE EVENT THE MINIMUM TENDER CONDITION IS NOT MET AS OF THE INITIAL SCHEDULED EXPIRATION DATE OF THE OFFER, SUCH THAT THE MINIMUM TENDER CONDITION WILL HAVE BEEN SATISFIED. THE SIDE LETTER AGREEMENTS DO NOT LIMIT THE NUMBER OF SHARES THAT MAY BE TENDERED BY THE MANAGEMENT SHAREHOLDERS INTO THE OFFER. THE TENDER BY THE MANAGEMENT SHAREHOLDERS OF ALL OF THEIR SHARES ALONE WILL CAUSE THE MINIMUM TENDER CONDITION TO BE SATISFIED.
    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST 1,600,000 SHARES (THE "MINIMUM TENDER CONDITION"). THE OFFER IS ALSO CONDITIONED UPON RECEIPT BY THE PURCHASER OF CERTAIN REGULATORY APPROVALS AND THE SATISFACTION OF CERTAIN OTHER TERMS AND CONDITIONS. SEE SECTION 14.
    THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE STOCK PURCHASE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER. THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE OFFER IS IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS AND RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES INTO THE OFFER. THE SHARES ARE LISTED FOR TRADING ON THE NASDAQ SMALL CAP MARKET UNDER THE SYMBOL "DSIT." SEE SECTION 6.
    THE PURCHASER, THE COMPANY, AND THE MANAGEMENT SHAREHOLDERS HAVE ENTERED INTO A SHAREHOLDERS' AND VOTING AGREEMENT DATED APRIL 15, 1999 (THE "SHAREHOLDERS' AGREEMENT"), PURSUANT TO WHICH THE MANAGEMENT SHAREHOLDERS HAVE APPOINTED THE PURCHASER AS THEIR PROXY AND AUTHORIZED THE PURCHASER TO VOTE THEIR SHARES ON ALL COMPANY-RELATED MATTERS SUBJECT TO A SHAREHOLDERS VOTE, SUBJECT TO CERTAIN EXCEPTIONS, CONDITIONED UPON AND EFFECTIVE AS OF THE DATE OF THE SECOND CLOSING (AS DEFINED HEREIN). IN THE EVENT THE MANAGEMENT SHAREHOLDERS DO NOT TENDER ANY OF THEIR SHARES INTO THE OFFER AND THE MINIMUM TENDER CONDITION IS OTHERWISE MET, UPON CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THE STOCK PURCHASE AGREEMENT, INCLUDING THE OFFER, THE PURCHASER WILL BENEFICIALLY OWN UP TO SIXTY-EIGHT PERCENT (68%) OF THE TOTAL NUMBER OF THE SHARES OF THE COMPANY'S COMMON STOCK THEN OUTSTANDING (ASSUMING THAT NO OTHER SHARES OF COMMON STOCK ARE ISSUED), BY VIRTUE OF ITS RIGHT TO VOTE SHARES OWNED BY THE MANAGEMENT SHAREHOLDERS. THE PURCHASER HAS BEEN ADVISED BY THE COMPANY THAT, TO THE BEST OF THE COMPANY'S KNOWLEDGE, ALL OF THE MANAGEMENT SHAREHOLDERS CURRENTLY INTEND TO TENDER SHARES OWNED BY THEM INTO THIS OFFER.
                                   IMPORTANT
    Any shareholder desiring to tender all or any portion of such shareholder's Shares (as defined herein) should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it and any other required documents to the Depositary and either deliver the certificate(s) representing such Shares to the Depositary along with the Letter of Transmittal or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase prior to the expiration of the Offer, or (2) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares.
    A shareholder who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares by following the procedure for guaranteed delivery set forth in Section 3.
    Questions and requests for assistance may be directed to the Information Agent, at its addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies, and will be furnished promptly at the Purchaser's expense.

                            ------------------------

            The Dealer Manager for the Offer is:                       The Information Agent for the Offer is:
                [SOUTHWEST SECURITIES LOGO]                                   [MACKENZIE PARTNERS LOGO]
                1201 Elm Street, Suite 3500                                        156 Fifth Avenue
                    Dallas, Texas 75270                                        New York, New York 10010
              1-888-338-1300 (call toll free)                               (212) 929-5500 (call collect)
                                                                                          or
                                                                             Call toll free: 800-322-2885

April 21, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
INTRODUCTION................................................    3
THE OFFER...................................................    6
  1.  Terms of the Offer....................................    6
  2.  Acceptance for Payment and Payment for Shares.........    8
  3.  Procedure for Tendering Shares........................    9
  4.  Withdrawal Rights.....................................   12
  5.  Certain Federal Income Tax Consequences...............   13
  6.  Price Range of the Shares; Dividends..................   14
  7.  Possible Effects of the Offer on the Market for the
     Shares; Stock Quotation; Exchange Act Registration;
     Margin Regulations.....................................   14
  8.  Certain Information Concerning the Company............   15
  9.  Certain Information Concerning the Purchaser and Mr.
     Martin.................................................   19
  10. Source and Amount of Funds............................   21
  11. Background of the Offer...............................   21
  12. Purpose of the Offer; Plans for the Company; The Stock
      Purchase Agreement; The Side Letter Agreements; The
      Shareholders' and Voting Agreement; The Registration
      Rights Agreement; and The Consulting Agreement........   22
  13. Dividends and Distributions...........................   31
  14. Certain Conditions of the Offer.......................   31
  15. Certain Legal Matters.................................   33
  16. Fees and Expenses.....................................   35
  17. Miscellaneous.........................................   35
ANNEX A -- INFORMATION CONCERNING THE SOLE MANAGER AND THE
  EXECUTIVE OFFICERS OF THE PURCHASER (INCLUDING MR.
  MARTIN)...................................................

TO ALL HOLDERS OF COMMON STOCK OF DSI TOYS, INC.:

                                  INTRODUCTION

     MVII, LLC (the "Purchaser"), a limited liability company formed under the laws of the State of California and controlled by E. Thomas (Tom) Martin, an individual residing in San Luis Obispo, California ("Mr. Martin"), hereby offers to purchase up to 1,600,000 shares of Common Stock, par value $0.01 per share (the "Common Stock" or "Shares"), of DSI Toys, Inc., a Texas corporation (the "Company"), at a purchase price of $4.38 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Offer is being made pursuant to the terms of the Stock Purchase and Sale Agreement dated April 15, 1999, by and between the Company and the Purchaser (the "Stock Purchase Agreement").

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE STOCK PURCHASE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER. THE BOARD OF THE DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE OFFER IS IN THE BEST INTERESTS OF THE SHAREHOLDERS AND RECOMMENDS THAT THE SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES INTO THE OFFER.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST 1,600,000 SHARES (THE "MINIMUM TENDER CONDITION"). THE OFFER IS ALSO CONDITIONED UPON RECEIPT BY THE PURCHASER OF CERTAIN REGULATORY APPROVALS AND THE SATISFACTION OF CERTAIN OTHER TERMS AND CONDITIONS. SEE SECTION 14.

     The Purchaser has entered into five (5) Side Letter Agreements, each dated April 15, 1999 (the "Side Letter Agreements"), with certain management shareholders of the Company and a limited partnership controlled by a management shareholder of the Company (the "Management Shareholders"), who beneficially own in the aggregate 1,721,693 Shares. Pursuant to the Side Letter Agreements, the Management Shareholders have agreed, among other things, to tender into the Offer such number of Shares owned by them in the event the Minimum Tender Condition is not met as of the initial scheduled expiration date of the Offer, such that the Minimum Tender Condition will have been satisfied. The Side Letter Agreements do not limit the number of Shares that may be tendered by the Management Shareholders. THE TENDER BY THE MANAGEMENT SHAREHOLDERS OF ALL OF THEIR SHARES ALONE WILL CAUSE THE MINIMUM TENDER CONDITION TO BE SATISFIED.

     The offer will expire at 5:00 p.m., New York City time, on Tuesday, May 25, 1999, unless extended.

     Upon the terms and subject to the conditions of the Offer, the Purchaser will purchase up to 1,600,000 shares, which Shares together with the Shares that will be purchased by the Purchaser from the Company under the Stock Purchase Agreement, will equal approximately forty-eight percent (48%) of the outstanding shares (assuming that no other shares of Common Stock are issued). If more than 1,600,000 shares are validly tendered prior to the expiration of the Offer and not properly withdrawn in accordance with Section 4, such Shares will be accepted on a pro rata basis according to the number of Shares validly tendered and not properly withdrawn by the expiration of the Offer (with appropriate adjustments to avoid the purchase of fractional shares).

     Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. For purposes hereof, the term "stock transfer taxes" does not include any income tax that may be required to be paid by a tendering shareholder due to such shareholder reporting the income from the contemplated transaction. However, any tendering Shareholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal may be subject to a required backup federal income tax withholding of thirty-one percent (31%) of the gross proceeds payable to such shareholder or other payee pursuant to the Offer. See
Section 5. The Purchaser will pay all fees and expenses of Southwest Securities, Inc., as Dealer Manager (in such capacity, the "Dealer Manager"), American Stock Transfer & Trust Company, as Depositary (in such capacity, the "Depositary"), and MacKenzie Partners, Inc., as Information Agent (in such capacity, the "Information Agent"), incurred in connection with the Offer. For a description of the fees and expenses to be paid by the Purchaser, see Section 16.

     Pursuant to the terms of the Stock Purchase Agreement, the Purchaser has purchased 566,038 shares (the "Initial Funding Shares") for an aggregate purchase price of $1,200,000 and has agreed to commence the Offer. The Purchaser has also agreed to purchase an additional 1,792,453 shares, subject to upward adjustments not to exceed in the aggregate 140,000 shares (the "Second Funding Shares" and together with the Initial Funding Shares, the "Common Stock Acquisitions"), for an aggregate purchase price of $3,800,000. As a result of its acquisition of the Initial Funding Shares, the Purchaser owns beneficially and of record approximately nine percent (9%) of the outstanding Shares (assuming that no other shares of Common Stock are issued).

     The obligations of the Purchaser and the Company to consummate the sale of the Second Funding Shares is subject to the satisfaction of certain conditions, including approval by the Company's shareholders and the consummation of the Offer, it being understood that the closing of the Second Funding Shares shall occur simultaneously with and be conditioned upon the consummation of the Offer. See Section 12.

     In connection with the transactions contemplated by the Stock Purchase Agreement, the Company, the Purchaser and the Management Shareholders have entered into the Shareholders' and Voting Agreement dated as of April 15, 1999 (the "Shareholders' Agreement"), pursuant to which the Purchaser has a right of first refusal with respect to sales of Shares by the Management Shareholders under certain conditions, and the Management Shareholders have co-sale rights with respect to sales of Shares by the Purchaser under certain conditions, among other things. Pursuant to the terms of the Shareholders' Agreement, immediately upon the closing of the sale of the Second Funding Shares (the "Second Closing") and the consummation of the Offer, the Purchaser shall be entitled to designate four (4) directors to serve on the Board of Directors of the Company. Conditioned upon and effective as of the Second Closing, the parties to the Shareholders' Agreement are required to vote the number of Shares they own for the election of the individuals nominated by the Purchaser and the Management Shareholders in accordance with the Shareholders' Agreement. In connection with the Shareholders' Agreement, each of the Management Shareholders has executed an irrevocable proxy that is conditioned upon and effective as of the Second Closing appointing the Purchaser as proxy and authorizing the Purchaser to vote such Management Shareholder's Shares for the election of directors and in all other Company-related matters subject to a vote of shareholders, subject to certain exceptions. In connection with the transactions contemplated by the Stock Purchase Agreement, each of Messrs. Barry B. Conrad, Richard R. Neitz, Jack R. Crosby, and Douglas A. Smith will tender their resignations from the Board of Directors of the Company effective as of the closing of the sale of the Second Funding Shares.

     The Company has informed the Purchaser that as of April 15, 1999, there were 6,566,038 shares of Common Stock issued and outstanding. Upon consummation of the Offer and the Common Stock Acquisitions, the Purchaser will beneficially and of record own approximately forty-eight percent (48%) of the total number of shares of the Common Stock then outstanding (assuming (i) there are upward adjustments in the aggregate of 140,000 shares to the number of Second Funding Shares, and (ii) no other Shares are issued), and the Purchaser's designees will constitute a majority of the Company's Board of Directors. Mr. Martin is the sole Manager, President and a controlling member of the Purchaser. Mr. Martin currently beneficially and of record owns 140,000 shares. Upon consummation of the transactions contemplated by the Stock Purchase Agreement, including the Offer, Mr. Martin, through his control of the Purchaser, will beneficially own fifty percent (50%) of the total number of Shares then outstanding (assuming (i) there are upward adjustments in the aggregate of 140,000 shares to the number of Second Funding Shares, and (ii) no other Shares are issued).

     In the event the Management Shareholders do not tender any Shares owned by them into the Offer and the Minimum Tender Condition is otherwise met, there is a possibility that, upon consummation of the transactions contemplated by the Stock Purchase Agreement, including the Offer, the Purchaser will be the beneficial owner of up to sixty-eight percent (68%), and Tom Martin, through his control of the Purchaser, will beneficially own up to seventy percent (70%), of the total number of shares of Common Stock then outstanding (assuming (i) there are upward adjustments in the aggregate of 140,000 shares to the number of Second Funding Shares, and (ii) no other Shares are issued), by virtue of the Purchaser's right to vote shares held by the Management Shareholders pursuant to the Shareholders' Agreement and the irrevocable proxies. The Purchaser and Mr. Martin have been advised by the Company that, to the best of the Company's knowledge, all of the Management Shareholders currently intend to tender Shares owned by them into the Offer.

     The Purchaser, the Company, and the Management Shareholders have also entered into a Registration Rights Agreement dated as of April 15, 1999 (the "Registration Rights Agreement"), which grants the Purchaser certain demand, and the Purchaser and the Management Shareholders certain incidental, registration rights for the Shares owned by the Management Shareholders and acquired by the Purchaser in the Common Stock Acquisitions. As a condition to the Purchaser's obligation to purchase the Second Funding Shares, the Company and M. D. Davis ("Mr. Davis") will enter into a Consulting Agreement effective as of the date of the Second Closing, pursuant to which Mr. Davis shall cease to be an employee and officer of the Company and shall provide consulting services to the Company for a period ending on the third annual anniversary of the date of the Second Closing.

     Immediately following the consummation of the Offer and the closing of the sale of the Second Funding Shares, the Company will remain a public company subject to the informational requirements of the Exchange Act, and the Shares are expected to continue to trade on the Nasdaq Small Cap Market ("Nasdaq").

     Certain federal income tax consequences of the sale of the Shares pursuant to the Offer are described in Section 5.

     Chaffe & Associates, Inc., which was hired to provide financial advisory services to the Company, has delivered to the Company's Board of Directors its written opinion that the average price per share of Common Stock to be sold in the Common Stock Acquisitions is fair to the Company's shareholders from a financial point of view. Such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer.

     THIS OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF THE COMPANY'S SHAREHOLDERS. ANY SUCH SOLICITATION WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                   THE OFFER

1. TERMS OF THE OFFER

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and pay for up to 1,600,000 shares that are validly tendered on or prior to the Expiration Date and not theretofore withdrawn as provided in Section 4. The term "Expiration Date" means 5:00 p.m., New York City time, on Tuesday, May 25, 1999, unless and until the Purchaser, in its sole discretion (but subject to the terms of the Stock Purchase Agreement), shall from time to time have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

     If more than 1,600,000 shares are validly tendered prior to the Expiration Date and not properly withdrawn, the Purchaser will, upon the terms and subject to the conditions of the Offer, accept such Shares for payment on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, based upon the number of Shares validly tendered prior to the Expiration Date and not properly withdrawn. If proration is required, because of the time required to determine the precise number of Shares validly tendered and not properly withdrawn, the Purchaser does not expect to announce the final results of proration or to pay for any Shares immediately after the Expiration Date. The Purchaser will announce the preliminary results of proration by press release as soon as practicable following the Expiration Date, and expects to be able to announce the final results of proration within eight (8) Nasdaq trading days after the Expiration Date. Holders of Shares may obtain such preliminary information from the Information Agent, and also may be able to obtain such preliminary information from their brokers.

     Pursuant to the Stock Purchase Agreement, the Purchaser has agreed that it will not, except as otherwise required by law and as set forth in the Stock Purchase Agreement, without the prior written consent of the Company, extend the Offer, except that, without the consent of the Company, the Purchaser may extend the Expiration Date of the Offer (i) in the event that at the Expiration Date any condition to the Offer shall not have been satisfied or earlier waived; (ii) as required by the Securities and Exchange Commission (the "Commission") rules and regulations; or (iii) for any reason for up to twenty (20) business days beyond the latest expiration date that would otherwise be permitted under (i) or
(ii). As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act. The Purchaser confirms that its right to delay payment for Shares that it has accepted for payment is limited to Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

     In addition, the Purchaser has agreed in the Stock Purchase Agreement that, among other things, it will not, without the consent of the Company, (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, or (iii) impose conditions to the Offer in addition to the conditions set forth in Section 14.

     Subject to the terms of the Stock Purchase Agreement and the applicable rules and regulations of the Commission, the Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events or facts set forth in Section 14 hereof shall have occurred or shall have been determined by the Purchaser to have occurred, (i) to extend the period of time during which the Offer is open, and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary, and (ii) to amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE FOR TENDERED SHARES, WHETHER OR NOT THE PURCHASER EXERCISES ITS RIGHT TO EXTEND THE OFFER.

     If, by 5:00 p.m., New York City time on Tuesday, May 25, 1999 (or any other date or time then set as the Expiration Date), any or all conditions to the Offer have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated), subject to the terms and conditions contained in the Stock Purchase Agreement and to the applicable rules and regulations of the Commission, to (i) terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering shareholders, (ii) waive all the unsatisfied conditions and, subject to complying with the terms of the Stock Purchase Agreement and the applicable rules and regulations of the Commission, accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore properly withdrawn, (iii) extend the Offer and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended, or (iv) amend the Offer. In the event the Purchaser waives any of the conditions set forth in Section 14, the Commission may, if the waiver is deemed to constitute a material change to the information previously provided to the shareholders, require that the Offer remain open for an additional period of time and/or that the Purchaser disseminate information concerning such waiver.

     There can be no assurance that the Purchaser will exercise its right to extend the Offer. Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-1(d) under the Exchange Act requires that the announcement be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with the Offer be promptly disseminated to shareholders in a manner reasonably designed to inform shareholders of such change) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

     If the Purchaser extends the Offer or if the Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in Section 4. However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer (including a waiver of the Minimum Tender Condition), the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. Such rules generally provide that the minimum period during which a tender offer must remain open following a material change in the terms of the tender offer or information concerning the tender offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the Commission's view, an offer should generally remain open for a minimum of ten (10) business days from the date a material change is first published, sent or given to shareholders. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten (10) business days is generally required to allow for adequate dissemination to shareholders.

     Consummation of the Offer is conditioned upon satisfaction of the Minimum Tender Condition, and other terms and conditions set forth in the Stock Purchase Agreement, including the closing of the sale of the Second Funding Shares and the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act"). See Section 14. Subject to the terms and conditions contained in the Stock Purchase Agreement, the Purchaser reserves the right (but shall not be obligated) to waive any or all such conditions.

     The Company has provided the Purchaser with the Company's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed by the Purchaser to record holders of Shares, and will be furnished by the Purchaser to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for up to 1,600,000 shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 4, as soon as practicable after the Expiration Date. Any determination concerning the satisfaction or waiver of such terms and conditions will be within the sole discretion of the Purchaser, and such determination will be final and binding on all tendering shareholders. See Sections 1 and 14. The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer).

     Purchaser expects to file a Notification and Report Form with respect to the Offer under the HSR Act as promptly as practicable following the commencement of the Offer. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the 15th day after the date such form is filed (anticipated to be May 11, 1999, unless early termination of the waiting period is granted). In addition, the Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") may extend the waiting period by requesting additional information or documentary material from the Purchaser. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the 10th day after substantial compliance by the Purchaser with such request. See Section 15 hereof for additional information concerning the HSR Act and the applicability of the antitrust laws to the Offer.

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (a "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3, (ii) a Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal. The per Share consideration paid to any shareholder pursuant to the Offer will be the highest per Share consideration paid to any other shareholder pursuant to the Offer.

     The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY THE PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, the Purchaser's obligation to make such payment shall be satisfied and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. The Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent. For purposes hereof, the term "stock transfer taxes" does not include any income tax that may be required to be paid by a tendering shareholder due to such shareholder reporting the income from the contemplated transaction.

     If the Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 4.

     If any tendered Shares are not purchased pursuant to the Offer because of an invalid tender, proration or otherwise, certificates for any such Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained at the appropriate Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

     If, prior to the Expiration Date, the Purchaser increases the consideration to be paid per Share pursuant to the Offer, the Purchaser will pay such increased consideration for all such Shares purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

     The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more direct or indirect wholly-owned subsidiaries of the Purchaser, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. PROCEDURE FOR TENDERING SHARES

     Valid Tender. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), together with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In addition, either (i) certificates for tendered Shares must be received by the Depositary at one of such addresses along with the Letter of Transmittal at one of such addresses or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below (and a Book-Entry Confirmation received by the Depositary), in each case prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

     Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at each Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in any of the Book-Entry Transfer Facilities' systems may make book-entry delivery of Shares by causing a Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry at a Book-Entry Transfer Facility, the Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an

Agent's Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in any of the Book-Entry Transfer Facilities' systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) such Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of a recognized Medallion Program approved by The Securities Transfer Association, Inc. or any other "Eligible Guarantor Institution" as such term is defined in Rule 17Ad-15 under the Exchange Act (such member, an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instruction 5 to the Letter of Transmittal.

     Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such shareholder's tender may be effected if all the following conditions are met:

          (1) such tender is made by or through an Eligible Institution;

          (2) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser herewith, is received by the Depositary, as provided below, prior to the Expiration Date; and

          (3) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other documents required by the Letter of Transmittal, are received by the Depositary within three (3) trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the Nasdaq Small Cap Market operated by the National Association of Securities Dealers, Inc. (the "NASD") is open for business.

     Any Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a signature guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery and a representation that the shareholder on whose behalf the tender is being made is deemed to own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for the Shares or a Book-Entry Confirmation with respect to such Shares, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY THE PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer, including the tendering shareholder's representation and warranty that the tender of such Shares complies with Rule 14e-4 under the Exchange Act.

     Backup Federal Income Tax Withholding. In order to avoid "backup withholding" of federal income tax on payments of cash pursuant to the Offer, a shareholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such shareholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such shareholder is not subject to backup withholding. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such shareholder and payment of cash to such shareholder pursuant to the Offer may be subject to backup withholding of thirty-one percent (31%). All shareholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Noncorporate foreign shareholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 10 to the Letter of Transmittal.

     To prevent backup federal income tax withholding on payments made to certain shareholders with respect to the purchase price of Shares purchased pursuant to the Offer, each such shareholder must provide the Depositary with his correct taxpayer identification number by completing the Substitute Form W-9 included in the Letter of Transmittal.

     Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of the Purchaser as such shareholder's proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after April 21, 1999. All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent proxies may be given (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights in respect of any annual, special or adjourned meeting of the Company's shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise full voting and other rights with respect to such Shares and other securities or rights, including voting at any meeting of shareholders then scheduled.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular Shares, whether or not similar defects or irregularities are waived in the case of other Shares. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4. WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 4, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date (which is initially May 25, 1999) and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time on or after Friday, June 18, 1999 (or such later date as may apply in case the Offer is extended).

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for any purposes of the Offer. However, withdrawn Shares may be tendered by again following one of the procedures described in
Section 3 at any time prior to the Expiration Date.

     If the Purchaser extends the Offer, is delayed in its acceptance for payment of, or payment for, Shares, or is unable to accept or pay for Shares for any reason, then, without prejudice to the Purchaser's rights under the Offer, tendered Shares may be retained by the Depositary on behalf of the Purchaser and such shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as set forth in this Section 4.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its reasonable discretion, which determination will be final and binding. None of the Purchaser, the Dealer Manager, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered at any time prior to the Expiration Date by following the procedures described in Section 3.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     THE SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS FOR GENERAL INFORMATION ONLY AND IS BASED ON THE LAW AS CURRENTLY IN EFFECT. THE TAX TREATMENT OF EACH SHAREHOLDER WILL DEPEND IN PART UPON SUCH SHAREHOLDER'S PARTICULAR SITUATION. SPECIAL TAX CONSEQUENCES NOT DESCRIBED HEREIN MAY BE APPLICABLE TO PARTICULAR CLASSES OF TAXPAYERS, SUCH AS FINANCIAL INSTITUTIONS, TAX-EXEMPT ORGANIZATIONS, INSURANCE COMPANIES, BROKER-DEALERS, PERSONS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES AND SHAREHOLDERS WHO ACQUIRED THEIR SHARES THROUGH THE EXERCISE OF ANY EMPLOYEE STOCK OPTION OR OTHERWISE AS COMPENSATION. ALL SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS.

     U. S. Federal Income Tax Consequences. The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for federal income tax purposes, a tendering shareholder will recognize gain or loss in an amount equal to the difference between the cash received and the shareholder's adjusted tax basis in the Shares tendered by the shareholder and purchased pursuant to the Offer. Gain or loss generally will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer. Such gain or loss generally will be capital gain or loss if the Shares disposed of were held as capital assets by the shareholder. Any net capital gain (i.e., generally, capital gain in excess of capital loss) recognized by an individual upon a disposition of the Shares pursuant to the Offer that have been held for more than 18 months will generally be subject to tax at a rate not to exceed twenty percent (20%). Net capital gain recognized by an individual upon such a disposition of Shares that have been held for more than 12 months but for not more than 18 months will be subject to tax at a rate not to exceed twenty-eight percent (28%) and net capital gain recognized upon the sale of Shares that have been held for 12 months or less will be subject to tax at ordinary income tax rates. In addition, any net capital gain recognized by a corporation upon a disposition of Shares pursuant to the Offer will be subject to tax at ordinary income tax rates.

     In general, in order to prevent backup federal income tax withholding at a rate of thirty-one percent (31%) on the cash consideration to be received in the Offer, each shareholder who is not otherwise exempt from such requirements must provide such shareholder's correct taxpayer identification number (and certain other information) by completing the Substitute Form W-9 in the Letter of Transmittal.

6. PRICE RANGE OF THE SHARES; DIVIDENDS

     The information set forth in this Section regarding the Company is entirely taken from or based upon public information, including the Company's Annual Report on Form 10-K for the fiscal year ending January 31, 1998 (the "Company Form 10-K"), and information supplied to the Purchaser by the Company. The Purchaser does not assume any responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information to the Purchaser. The Common Stock is listed for quotation on the Nasdaq Small Cap Market under the trading symbol "DSIT." The Common Stock was traded on the Nasdaq National Market under the symbol "DSIT" from the Company's initial public offering on May 29, 1997, through August 17, 1998. The Common Stock was approved for trading on the Nasdaq Small Cap Market on August 17, 1998. The Company has not declared nor paid any cash dividends to holders of Shares since its initial public offering on May 29, 1997. The following table sets forth, for the periods indicated, the high and low bid prices per Share on the Nasdaq Small Cap Market and the Nasdaq National Market, as applicable.

                                                                 HIGH            LOW
                                                              -----------    -----------
FISCAL 1997:
  Second Quarter (commencing May 29, 1997)(1)...............     $8 1/16        $7 1/16
  Third Quarter.............................................     $9 7/8         $4 7/16
  Fourth Quarter............................................     $4 9/16        $1 1/2
FISCAL 1998:
  First Quarter.............................................     $2 15/16       $1 5/8
  Second Quarter............................................     $2             $ 15/16
  Third Quarter.............................................     $1 13/16       $ 13/16
  Fourth Quarter............................................     $1 3/4         $1
FISCAL 1999:
  First Quarter (through April 19, 1999)....................     $2 7/8         $1 19/32

---------------

(1) The Company commenced trading pursuant to the initial public offering of its Common Stock on May 29, 1997.

     As of April 15, 1999, the approximate number of holders of record of the Shares was 93.

     On April 14, 1999, the last full trading day before the public announcement of the execution of the Stock Purchase Agreement and the Purchaser's intention to commence the Offer, the closing bid per Share on the Nasdaq Small Cap Market was $2 1/32. On April 20, 1999, the last full trading day before the commencement of the Offer, the closing bid per Share on the Nasdaq Small Cap Market was $2 3/4. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

7. POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES; STOCK QUOTATION; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS

     The purchase of Shares pursuant to the Offer may reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly. However, approximately fifty percent (50%) of the outstanding Shares will continue to be held by persons other than the Purchaser, and the Purchaser does not believe that its purchase of 1,600,000 shares pursuant to the Offer is likely to result in the Company's failure to meet the requirements of the NASD for continued inclusion in the Nasdaq Small Cap Market or should have a material adverse effect on the liquidity and market value of the remaining Shares held by the public.

     The Shares are currently registered under the Exchange Act and, according to the Company, will continue to be registered thereunder after the Offer. However, such registration may be terminated upon application by the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Shares. The termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders' meetings pursuant to Section 14(a), and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act").

     If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for quotation on the Nasdaq Small Cap Market.

     The Shares are not currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Securities that are "margin securities" have the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. It is unknown as to whether, following the Offer, the Shares will become eligible to be "margin securities."

8. CERTAIN INFORMATION CONCERNING THE COMPANY

     The Company is a Texas corporation with its principal executive office located at 1100 West Sam Houston Parkway North, Houston, Texas 77043. The telephone number of the Company at such office is (713) 365-9900.

     The historical information concerning the Company contained in this Offer to Purchase, including financial information, has been provided to the Purchaser by the Company and is excerpted or derived from publicly available documents and records on file with the Commission and other public sources. None of the Purchaser, the Dealer Manager, the Depositary or the Information Agent assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information to the Purchaser.

     According to the Company Form 10-K, the Company designs, develops, markets, licenses, and distributes toys and children's consumer electronics. The Company's core product categories are: (i) juvenile audio products, including walkie-talkies, preschool audio products and musical toys; (ii) girls' toys, including dolls, play sets and accessories; and (iii) boys' toys, including radio-controlled vehicles, action figures and western and military action toys. The Company sells primarily to retailers, including mass merchandising discounters such as Wal-Mart, Kmart and Target, specialty toy stores such as Toys "R" Us, Kay-Bee Toy & Hobby and F.A.O. Schwarz, and deep discount stores such as Family Dollar Stores, Inc., Consolidated Stores Corporation and Value City Department Stores, Inc.

     The following table presents selected historical consolidated financial information with respect to the Company and its subsidiaries and has been provided to the Purchaser by the Company. Such information is excerpted or derived from the information contained in the Company Form 10-K and from the unaudited financial statements contained in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1998. More comprehensive financial information is included in such reports and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under "Available Information."

     Three-month and nine-month financial information in the following table is derived from unaudited financial statements. Fiscal year-end financial information is derived from audited financial statements.

                                 DSI TOYS, INC.

                 SELECTED CONSOLIDATED STATEMENT OF OPERATIONS

                                                                 THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                     OCTOBER 31,                 OCTOBER 31,
                                                              -------------------------   -------------------------
                                                                 1998          1997          1998          1997
                                                              -----------   -----------   -----------   -----------
Net sales...................................................  $24,563,262   $30,018,242   $48,014,196   $61,828,627
Costs of goods sold.........................................   18,948,648    22,643,185    37,376,724    44,531,494
                                                              -----------   -----------   -----------   -----------
Gross profit................................................    5,614,614     7,375,057    10,637,472    17,297,133
Selling, general and administrative expenses................    3,148,296    13,434,338     8,340,922    20,779,001
                                                              -----------   -----------   -----------   -----------
Operating income (loss).....................................    2,466,318    (6,059,281)    2,296,550    (3,481,868)
Interest expense............................................      276,916       286,124       710,103     1,158,138
Other income................................................      (26,963)      (49,771)      (64,185)     (215,778)
                                                              -----------   -----------   -----------   -----------
Income (loss) before income taxes...........................    2,216,365    (6,295,634)    1,650,632    (4,424,228)
Provision for (benefit from) income taxes...................      786,577    (2,266,428)      594,228    (1,592,721)
                                                              -----------   -----------   -----------   -----------
Income (loss) before extraordinary item.....................    1,429,788    (4,029,206)    1,056,404    (2,831,507)
Extraordinary item (net of tax).............................           --            --            --      (480,754)
                                                              -----------   -----------   -----------   -----------
Net income (loss)...........................................  $ 1,429,788   $(4,029,206)  $ 1,056,404   $(3,312,261)
                                                              ===========   ===========   ===========   ===========
BASIC EARNINGS PER SHARE
Earnings (loss) per share before extraordinary item.........  $      0.24   $     (0.67)  $      0.18   $     (0.56)
                                                              ===========   ===========   ===========   ===========
Earnings (loss) per share...................................  $      0.24   $     (0.67)  $      0.18   $     (0.66)
                                                              ===========   ===========   ===========   ===========
Weighted average shares outstanding.........................    6,000,000     6,000,000     6,000,000     5,033,814
                                                              ===========   ===========   ===========   ===========
DILUTED EARNINGS PER SHARE
Earnings (loss) per share before extraordinary item.........  $      0.24   $     (0.67)  $      0.18   $     (0.56)
                                                              ===========   ===========   ===========   ===========
Earnings (loss) per share...................................  $      0.24   $     (0.67)  $      0.18   $     (0.66)
                                                              ===========   ===========   ===========   ===========
Weighted average shares outstanding.........................    6,000,000     6,000,000     6,000,000     5,033,814
                                                              ===========   ===========   ===========   ===========

                                                                            FISCAL YEAR
                                                              ---------------------------------------
                                                                 1997          1996          1995
                                                              -----------   -----------   -----------
Net sales...................................................  $73,624,398   $63,219,212   $63,146,080
Costs of goods sold.........................................   55,285,501    42,023,044    43,428,075
                                                              -----------   -----------   -----------
Gross profit................................................   18,338,897    21,196,168    19,718,005
Selling, general and administrative expenses................   24,245,064    15,569,422    14,624,519
Former sole shareholder bonus...............................           --            --     1,000,000
                                                              -----------   -----------   -----------
Operating income (loss).....................................   (5,906,167)    5,626,746     4,093,486
Interest expense............................................    1,360,067     2,599,942       700,986
Other income................................................     (231,968)     (344,469)     (383,801)
                                                              -----------   -----------   -----------
Income (loss) before income taxes and extraordinary item....   (7,034,266)    3,371,273     3,776,301
Provision for (benefit from) income taxes...................   (2,329,323)    1,220,000     1,449,677
                                                              -----------   -----------   -----------
Income (loss) before extraordinary item.....................   (4,704,943)    2,151,273     2,326,624
Extraordinary item (net of tax).............................     (480,754)           --            --
                                                              -----------   -----------   -----------
Net income (loss)...........................................  $(5,185,697)  $ 2,151,273   $ 2,326,624
                                                              ===========   ===========   ===========
BASIC EARNINGS PER SHARE
Earnings (loss) per share before extraordinary item.........  $     (0.91)  $      0.61   $      0.66
Extraordinary item..........................................        (0.09)           --            --
                                                              -----------   -----------   -----------
Earnings (loss) per share...................................  $     (1.00)  $      0.61   $      0.66
                                                              ===========   ===========   ===========
Weighted average shares outstanding.........................    5,205,479     3,500,000     3,500,000
                                                              ===========   ===========   ===========
DILUTED EARNINGS PER SHARE
Earnings (loss) per share before extraordinary item.........  $     (0.91)  $      0.58   $      0.66
Extraordinary item..........................................        (0.09)           --            --
                                                              -----------   -----------   -----------
Earnings (loss) per share...................................  $     (1.00)  $      0.58   $      0.66
                                                              ===========   ===========   ===========
Weighted average shares outstanding.........................    5,205,479     3,739,146     3,500,000
                                                              ===========   ===========   ===========

                                 DSI TOYS, INC.

                      SELECTED CONSOLIDATED BALANCE SHEET

                                     ASSETS

                                                              OCTOBER 31,    OCTOBER 31,
                                                                  1998           1997
                                                              ------------   ------------
Current assets:
  Cash......................................................  $  1,213,621   $    988,879
  Restricted cash...........................................       150,000        150,000
  Accounts receivable, net..................................     6,893,518     10,646,447
  Inventories...............................................     6,797,276     13,284,015
  Income tax receivable.....................................       553,462             --
  Prepaid expenses..........................................     1,306,408        894,286
  Deferred income taxes.....................................       499,000        370,000
                                                              ------------   ------------
          Total current assets..............................    17,413,285     26,333,627
Property and equipment, net.................................     1,470,210      1,267,453
Advances to shareholder (life insurance premiums)...........     1,477,461      1,212,048
Deferred income taxes.......................................       667,790        404,027
Other assets................................................       273,957        169,655
                                                              ------------   ------------
                                                              $ 21,302,703   $ 29,386,810
                                                              ============   ============

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued liabilities..................  $ 10,745,675   $ 16,836,500
  Current portion of long-term debt.........................     5,793,318      2,893,230
  Income taxes payable......................................       441,933             --
  Deferred income taxes.....................................            --        100,225
                                                              ------------   ------------
          Total current liabilities.........................    16,980,926     19,829,955
Long term debt..............................................            --      4,500,000
Deferred income taxes.......................................       119,000             --
                                                              ------------   ------------
          Total liabilities.................................    17,099,926     24,329,955
Shareholders' equity:
  Preferred stock, $.01 par value, 5,000,000 shares
     authorized, none issued or outstanding.................            --             --
  Common stock, $.01 par value, 20,000,000 shares
     authorized, 8,719,000 shares issued, 6,000,000 shares
     outstanding............................................        87,190         87,190
  Additional paid-in capital................................    21,162,568     21,171,277
  Common stock warrants.....................................       102,500        102,500
  Retained earnings.........................................     5,494,057      6,311,089
  Cumulative translation adjustment.........................        17,054         45,391
                                                              ------------   ------------
                                                                26,863,369     27,717,447
  Less: treasury stock, 2,719,000 shares, at cost...........   (22,660,592)   (22,660,592)
                                                              ------------   ------------
          Total shareholders' equity........................     4,202,777      5,056,855
                                                              ------------   ------------
                                                              $ 21,302,703   $ 29,386,810
                                                              ============   ============

                                 DSI TOYS, INC.

                      SELECTED CONSOLIDATED BALANCE SHEET

                                     ASSETS

                                                     JANUARY 31,    JANUARY 31,    JANUARY 31,
                                                         1998           1997           1996
                                                     ------------   ------------   ------------
Current assets:
  Cash.............................................  $    383,690   $  1,501,992   $  2,660,455
  Restricted cash..................................       150,000        150,000        150,000
  Accounts receivable, net.........................     8,008,288      3,231,789      4,235,665
  Due from shareholder.............................            --        151,667        819,283
  Advances to shareholder (life insurance
     premiums).....................................            --        511,765             --
  Inventories......................................     6,437,418      4,615,087      3,409,962
  Income tax receivable............................       642,264             --             --
  Prepaid expenses.................................       894,704      1,462,189      1,130,006
  Deferred income taxes............................       183,000        362,000        351,000
                                                     ------------   ------------   ------------
          Total current assets.....................    16,699,364     11,986,489     12,756,371
Property and equipment, net........................     1,252,572      1,190,498      1,514,096
Advances to shareholder (life insurance
  premiums)........................................     1,278,401        920,987      1,143,076
Deferred income taxes..............................     1,752,000             --             --
Deferred debt issuance costs.......................            --        679,906        842,963
Other assets.......................................       224,783        537,868        145,316
                                                     ------------   ------------   ------------
                                                     $ 21,207,120   $ 15,315,748   $ 16,401,822
                                                     ============   ============   ============
                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities.........  $  9,740,201   $  6,259,101   $  5,492,704
  Current portion of long-term debt................       585,783      2,755,789      3,359,210
  Income taxes payable.............................       108,630        193,211        314,874
  Deferred income taxes............................            --        158,000         79,408
                                                     ------------   ------------   ------------
          Total current liabilities................    10,434,614      9,366,101      9,246,196
Long-term debt.....................................     7,495,000      8,203,108     11,187,702
Notes payable -- shareholder.......................            --      6,000,000      7,000,000
Deferred income taxes..............................       119,000      1,169,000        549,987
                                                     ------------   ------------   ------------
          Total liabilities........................    18,048,614     24,738,209     27,983,885
Shareholders' equity (deficit):
  Preferred stock, $.01 par value, 5,000,000 shares
     authorized, none issued or outstanding........            --             --             --
  Common stock, $.01 par value 1998 and 1997,
     $.0001 par value 1996, 20,000,000 shares
     authorized, 8,719,000 shares issued 1998,
     6,219,000 shares issued 1997 and 1996,
     6,000,000 shares outstanding 1998, 3,500,000
     shares outstanding 1997 and 1996..............        87,190         62,190            622
  Additional paid-in capital.......................    21,162,568      3,443,093      3,504,661
  Common stock warrants............................       102,500        100,000        100,000
  Cumulative translation adjustment................        29,187          9,498          1,169
  Retained earnings................................     4,437,653      9,623,350      7,472,077
                                                     ------------   ------------   ------------
                                                       25,819,098     13,238,131     11,078,529
  Less: treasury stock, 2,719,000 shares, at
     cost..........................................   (22,660,592)   (22,660,592)   (22,660,592)
                                                     ------------   ------------   ------------
          Total shareholders' equity (deficit).....     3,158,506     (9,422,461)   (11,582,063)
                                                     $ 21,207,120   $ 15,315,748   $ 16,401,822
                                                     ============   ============   ============

     Available Information. The Company is subject to the reporting requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities, any material interest of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the Commission. Such reports and other information should be available for inspection at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located in the Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies should be obtainable, by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains an Internet website at http://www.sec.gov that contains reports, proxy statements and other information. Such information should also be available for inspection at the offices of the NASD, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006. Although the Purchaser has no knowledge that any such information is untrue, the Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9. CERTAIN INFORMATION CONCERNING THE PURCHASER AND MR. MARTIN

     The Purchaser is a newly formed California limited liability company organized in connection with the transactions contemplated by the Stock Purchase Agreement, including the Offer, and has not carried on any activities other than in connection with such transactions. The Purchaser does not have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Stock Purchase Agreement, including the Offer. Prior to the execution of the Stock Purchase Agreement, the Purchaser beneficially owned no Shares. Upon the Initial Closing, the Purchaser acquired 566,038 Shares. Pursuant to the terms of the Stock Purchase Agreement, the Purchaser agreed to commence the Offer for 1,600,000 Shares and agreed to purchase 1,792,453 Shares (subject to upward adjustments not to exceed in the aggregate 140,000 Shares). By virtue of its current ownership of the Company's Common Stock and its rights to acquire additional Shares pursuant to the Stock Purchase Agreement, the Purchaser currently beneficially owns 4,098,491 Shares.

     The Purchaser is wholly owned by Mr. Martin and his wife, Noreen Martin (collectively, the "Martins"), who own ninety-nine percent (99%) of the membership interests of the Purchaser, as community property, and Joseph S. Whitaker and his wife, Myraline Whitaker (collectively, the "Whitakers"), as community property, who own one percent (1%) of the membership interests of the Purchaser. The Martins are the record owners of 140,000 shares of Common Stock, 3,500 of which were purchased on February 23, 1999, in an open market transaction at a price of $2.44 per Share. The Martins, through their control of the Purchaser, currently beneficially own 4,238,491 shares of Common Stock. The Whitakers beneficially own 2,000 shares of Common Stock.

     Mr. Martin is the sole Manager and President of the Purchaser. While the Purchaser does not have a board of directors, it has executive officers responsible for its day-to-day operations. Joseph S. Whitaker serves as the Vice President of the Purchaser. There are no executive officers of the Purchaser other than Messrs. Martin and Whitaker. The citizenship, business address, present principal occupation or employment and five-year employment history of Tom Martin and Joseph S. Whitaker are set forth on Annex A hereto.

     Upon consummation of the transactions contemplated by the Stock Purchase Agreement, including the Offer, the Purchaser will be the record and beneficial owner of forty-eight percent (48%), and Tom Martin, through his control of the Purchaser, will be the beneficial owner of fifty percent (50%), of the total number of Shares then outstanding (assuming (i) there are upward adjustments in the aggregate of 140,000 shares to the number or Second Funding Shares, and (ii) no other Shares are issued). In the event the Management Shareholders do not tender any Shares owned by them into the Offer and the Minimum Tender Condition is otherwise met, there is a possibility that, upon consummation of the transactions contemplated by the Stock

Purchase Agreement, including the Offer, the Purchaser will beneficially own up to 5,820,184 (sixty-eight percent (68%)), and Tom Martin, through his control of the Purchaser, will beneficially own up to 5,960,184 (seventy percent (70%)), of the shares of Common Stock then outstanding (assuming (i) there are upward adjustments in the aggregate of 140,000 shares to the number of Second Funding Shares, and (ii) no other Shares are issued), by virtue of the Purchaser's power to vote Shares held by the Management Shareholders pursuant to the Shareholders' Agreement and the irrevocable proxies. The Purchaser and Tom Martin have been advised by the Company that, to the best of the Company's knowledge, all of the Management Shareholders currently intend to tender Shares owned by them into the Offer.

     Except as described in this Offer to Purchase and Annex A hereto, (i) none of the Purchaser, Tom Martin, nor, to the best knowledge of the Purchaser and Tom Martin, any of the persons listed in Annex A hereto, beneficially owns any security of the Company or has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, and
(ii) none of the Purchaser, Tom Martin, nor, to the best knowledge of the Purchaser and Tom Martin, any of the other persons referred to above, has effected any transaction in any security of the Company during the past 60 days.

     The following tables present certain unaudited financial information with respect to the Purchaser and Tom Martin.

                           MVII, LLC -- BALANCE SHEET
                              AS OF APRIL 19, 1999

ASSETS
------
Cash............................  $   300,000
Stock(1)........................    1,200,000
Contributions Receivable........
  Martin........................    8,500,000
  Whitaker......................      100,000
                                  -----------
Total Assets....................  $10,100,000
                                  ===========

LIABILITIES
-----------
Accounts Payable................  $   214,400
Members Equity..................  $ 9,885,600
                                  -----------
Total Liabilities...............  $10,100,000
                                  ===========

---------------

(1) Consists of 566,038 shares of Common Stock of the Company at $2.12 per share (based upon cost).

              E. THOMAS MARTIN -- STATEMENT OF FINANCIAL CONDITION
                             AS OF OCTOBER 31, 1998

ASSETS
------
Cash...........................  $ 13,675,947
Stocks(1)......................    91,339,893
Bonds..........................     7,552,796
Note Receivable................        60,000
Real Estate....................     1,910,263
Other Assets...................       245,000
                                 ------------
Total Assets...................  $114,783,899
                                 ============

LIABILITIES
-----------
Bank Note Payable..................  $225,266
                                     --------
Total Liabilities..................  $225,266
                                     ========

Net Worth (Total Assets less
  Total Liabilities)...........  $114,558,633
                                 ============

---------------

(1) Includes holdings of publicly traded common stock and private investments made through limited partnerships and limited liability companies.

10. SOURCE AND AMOUNT OF FUNDS

     The total amount of funds required by the Purchaser to purchase the Shares tendered pursuant to the Offer, the Initial Funding Shares and the Second Funding Shares, and to pay related fees and expenses will be approximately $12,750,000. The Purchaser will provide such funds from working capital obtained from capital contributions made by its members. The Purchaser has not conditioned the Offer or the closing of the sale of the Second Funding Shares on obtaining financing.

11. BACKGROUND OF THE OFFER

     As part of an on-going strategic effort to acquire a significant equity position in a mid-sized toy company, in late 1998, Mr. Tom Martin identified several toy companies of some interest, based upon their size, product lines and histories. On December 18, 1998, Tom Martin met with Mr. Dominic Petito, of Gerard, Klauer, Mattison & Co, Inc. The purpose of this meeting was to review background information on various toy companies and to identify potential acquisition targets. One of the companies identified at this meeting was the Company.

     On January 19, 1999, a meeting was arranged among representatives of the Company, Mr. Martin and Mr. Petito. The meeting was held at the Dallas, Texas showroom of the Company and was attended by Mr. Martin, Mr. Petito, Mr. Joseph Whitaker (a consultant to Mr. Martin), Mr. M. D. Davis (the Chairman of the Board of the Company), and Mr. Russell Denson (the then Chief Financial Officer of the Company). At the meeting, Mr. Martin and Mr. Whitaker reviewed the Company's 1999 product lines, discussed the Company's financial condition with Messrs. Davis and Denson, and expressed an interest in acquiring a controlling interest in the Company. Mr. Davis indicated the Company's interest in discussing the merits of a possible acquisition by Mr. Martin and indicated a general willingness to explore the possibilities of an acquisition in more detail.

     During late January 1999, Mr. Petito and Mr. Martin held numerous phone discussions with Messrs. Davis and Denson regarding the possible acquisition of a controlling interest in the Company by Mr. Martin.

     On February 1, 1999, a meeting was held in Houston, Texas between Mr. Martin, Mr. Petito, Mr. Davis and Mr. J. Todd Mirolla, counsel for Mr. Martin. During this meeting, Mr. Martin and Mr. Davis discussed various possibilities for the structure of a proposed transaction. Mr. Martin presented a term sheet to Mr. Davis outlining a proposed merger between the Company and a new corporation to be formed by Mr. Martin. The parties also discussed the basis for Mr. Martin's proposed transaction terms.

     During early February 1999, numerous conversations were held between Messrs. Martin, Petito and Davis regarding the value of the Company and the Company's response to the term sheet presented by Mr. Martin at the meeting on February 1, 1999. As a result of these conversations, on February 14, 1999, Mr. Martin presented a revised offer to the Company. This offer abandoned the concept of a merger and proposed a direct acquisition of 2 million shares of Common Stock for $5 million, along with the acquisition of 1.6 million shares of the Company's issued and outstanding Common Stock pursuant to a tender offer at $4.38 per share. The revised offer contemplated a voting trust agreement between Mr. Martin and existing members of the Board of Directors of the Company and a no-shop agreement. On February 17, 1999, in response to Mr. Martin's revised offer, a meeting was held in Austin, Texas between representatives of Mr. Martin and the Board of Directors of the Company. In attendance at this meeting were Mr. Martin, Mr. Petito, Mr. Mirolla, Mr. Davis, Mr. Douglas R. Smith, Mr. Joseph
N. Matlock, Mr. Jack R. Crosby, Mr. Barry B. Conrad and Mr. Michael Bengtson, counsel for the Company. During the meeting, Mr. Martin and the Company exchanged proposals regarding the amount of investment that would be made by Mr. Martin and certain terms of the investment. Throughout these discussions, Mr. Martin indicated that he would require a super-majority representation on the Board of Directors of the Company, and that his acquisition of a significant number of shares of Common Stock would require that the proceeds from the acquisition of stock from the Company remain in the Company to reduce debt and provide the Company with capital for future operations and acquisitions. Mr. Martin also indicated that an express condition of his willingness to move forward in negotiations would be the execution of a no-shop agreement by the Company and each of the individual members of the Company Board of Directors. The members of the Board of Directors of the Company indicated their willingness to execute no-shop agreements, provided that such agreements were subject to appropriate fiduciary outs, and to commit to tender a portion of their Shares (and with respect to Jack R. Crosby, Shares held by a limited partnership over which he has control) in connection with any tender offer proposed by Mr. Martin.

     On or about February 26, 1999, the Company, the individual members of the Board of Directors of the Company and Mr. Martin executed no-shop agreements containing fiduciary outs and agreed to proceed with negotiations based upon an agreed upon but non-binding term sheet. The terms of the offer involved the acquisition by Mr. Martin or an entity to be formed by Mr. Martin of 2 million shares of common stock from the Company for an aggregate purchase price of $5 million, as well as a tender offer by Mr. Martin for 1.6 million shares of Common Stock, based upon a tender price of $4.38 per share. Mr. Martin and the Company, together with their representatives (including legal counsel) proceeded to negotiate the definitive terms of the Stock Purchase Agreement. During this process, Mr. Martin and his representatives conducted due diligence on the Company and its assets.

     On March 16, 1999, a meeting was held in Dallas, Texas, between representatives of Mr. Martin and representatives of the Company. In attendance were Mr. Martin, Mr. Mirolla, Mr. Gregg Cannady (counsel for Mr. Martin), Ms. Roshan Selod (counsel for Mr. Martin), Mr. Geoff King, CPA (Mr. Martin's certified public accountant), Mr. Davis, Mr. Bengtson, Mr. Mark Gunnin (counsel for the Company) and Mr. Barry Conrad. Following extensive negotiations, the parties agreed on revised terms and conditions for Mr. Martin's acquisition of between 2,358,491 and 2,498,491 shares, depending upon whether certain conditions are met, from the Company for an aggregate purchase price of $5 million and for the tender offer by Mr. Martin for 1.6 million shares of Common Stock, based upon a tender price of $4.38 per share. In addition, the parties negotiated certain terms of the Stock Purchase Agreement.

     On April 9, 1999, the Company's Board of Directors approved the Stock Purchase Agreement and the transactions contemplated thereby. On April 15, 1999, the Company, the Purchaser, and the Management Shareholders executed and delivered the transaction agreements, including the Stock Purchase Agreement, the Shareholders' Agreement, the Registration Rights Agreement, and the Side Letter Agreements. At that time the Purchaser acquired 566,038 shares of Common Stock from the Company at $2.12 per Share for an aggregate purchase price of $1.2 million. Also, on April 15, 1999, the Company and the Purchaser issued a joint press release announcing the transaction. The Management Shareholders are:
M. D. Davis, Rust Capital, Ltd., a Texas limited partnership controlled by Jack
R. Crosby, Douglas A. Smith, Joseph N. Matlock, and Barry B. Conrad.

12. PURPOSE OF THE OFFER; PLANS FOR THE COMPANY; THE STOCK PURCHASE AGREEMENT; THE SIDE LETTER AGREEMENTS; THE SHAREHOLDERS' AND VOTING AGREEMENT; THE REGISTRATION RIGHTS AGREEMENT; AND THE CONSULTING AGREEMENT

  Purpose of the Offer; Plans for the Company

     Except as otherwise described in this Offer to Purchase, the Purchaser has no current plans or proposals that would relate to, or result in, any extraordinary corporate transaction involving the Company, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, any change in the Company's capitalization or dividend policy or any other material change in the Company's business, corporate structure or personnel. The Purchaser and its affiliates reserve the right to purchase, following consummation or termination of this Offer, additional Shares from the Company, in the open market or otherwise. Any additional purchases of Shares could be at a price greater or less than the price to be paid for Shares in the Offer.

  The Stock Purchase Agreement

     The following is a summary of the material terms of the Stock Purchase Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the complete text of the Stock Purchase Agreement, which is filed as an exhibit to the Schedule 14D-1 and incorporated herein by reference. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Stock Purchase Agreement. The Stock Purchase Agreement may be examined, and copies thereof may be obtained, as set forth in Section 8 above. YOU ARE URGED TO READ THE STOCK PURCHASE AGREEMENT IN ITS ENTIRETY.

     The Common Stock Acquisitions. The Company has agreed to sell to the Purchaser, and the Purchaser has agreed to purchase from the Company, an aggregate of 2,358,491 shares (subject to upward adjustments not to exceed in the aggregate 140,000 shares) for an aggregate purchase price of $5,000,000, in two separate sales transactions of 566,038 shares and 1,792,453 shares (subject to upward adjustments not to exceed in the aggregate 140,000 shares), respectively. The closing of the sale of the Initial Funding Shares (the "Initial Closing") was consummated concurrently with the execution of the Stock Purchase Agreement on April 15, 1999. Simultaneously with the Initial Closing, the Company, the Purchaser, and the Management Shareholders entered into the Shareholders' Agreement and the Registration Rights Agreement, and the Purchaser and the Management Shareholders entered into the Side Letter Agreements.

     The upward adjustments to the number of Second Funding Shares are not to exceed in the aggregate 140,000 shares and are dependent upon two issues: (i) the Company meeting certain working capital requirements as of the date of the Second Closing, and (ii) the consummation of certain transactions resolving a dispute with the estate of the Company's former controlling shareholder. The Stock Purchase Agreement provides that, if as of the date of the Second Closing, the working capital of the Company is less than $1,000,000, then the number of Second Funding Shares shall be increased by the excess of $1,000,000 over such amount of working capital, based upon a per Share price of $2.00, not to exceed 40,000 shares in the aggregate. The Stock Purchase Agreement further provides that if the Company and the Management Shareholders shall not have consummated a transaction with all necessary parties to resolve any disputes with the estate of the Company's former controlling shareholder and related parties on or prior to June 30, 1999, then the Company shall issue to the Purchaser an additional 100,000 shares on the date of the Second Closing or on July 1, 1999, if the Second Closing occurs prior to June 30, 1999.

     The Second Closing is to occur on or before July 1, 1999, or such date as the Company and the Purchaser shall agree in writing. The Second Closing is conditioned upon the consummation of the Offer, it being the understanding of the parties that the Second Closing shall occur simultaneously with the consummation of the Offer. The conditions to the Second Closing also include:
(i) the prior approval of the Company's shareholders, at a shareholder's meeting to be called by the Company (the "Shareholders Meeting"), of the sale of the Second Funding Shares; (ii) the expiration or termination of any waiting period applicable to the transactions contemplated by the Stock Purchase Agreement under the HSR Act; (iii) the truth and accuracy at the Second Closing of the representations and warranties made by the parties in the Stock Purchase Agreement, subject to certain qualifications; (iv) the performance by the parties of their respective obligations under the Stock Purchase Agreement, subject to certain qualifications; and (v) other conditions, including those customary to transactions similar to those contemplated by the Stock Purchase Agreement.

     The Offer. Pursuant to the terms of the Stock Purchase Agreement, the Purchaser was required to commence the Offer no later than five (5) business days after the date of the Agreement. The obligations of the Purchaser to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject only to the conditions set forth in Section 14 (the "Offer Conditions") (any of which may be waived in whole or in part by the Purchaser in its sole discretion). The Purchaser may increase the Offer Price and may make any other changes in the terms and conditions of the Offer; except that the Purchaser may not without the Company's prior written consent: (i) reduce the number of Shares subject to the Offer; (ii) reduce the Offer Price; (iii) add to the Offer Conditions; (iv) except as provided in the next sentence, extend the Offer; or
(v) change the form of consideration payable in the Offer. The Purchaser may, without the consent of the Company, (i) extend the Offer, if at the scheduled or extended expiration date of the Offer any of the Offer Conditions shall not be satisfied or waived, until such time as such conditions are satisfied or waived,
(ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer, and (iii) extend the Offer for any reason on one or more occasions for an aggregate period of not more than 20 business days beyond the latest expiration date that would otherwise be permitted under clause (i) or (ii) of this sentence, in each case subject to the right of the Purchaser or the Company to terminate the Stock Purchase Agreement pursuant to the terms thereof. The Purchaser is not obligated to keep the Offer open until the Shareholders Meeting occurs. In the event the parties' obligations to close the sale of the Second Funding Shares are terminated as discussed below, the Purchaser may elect, in its sole discretion, to continue to conduct the Offer.

     Subject to the Offer Conditions, the Purchaser is required to accept for payment, purchase, and pay for, in accordance with the terms of the Offer, Shares validly tendered and not properly withdrawn pursuant to the Offer at the earliest time following expiration of the Offer that all conditions to the Offer and its consummation have been satisfied or waived by the Purchaser. The Offer Conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to any such condition (including without limitation, any action or inaction by the Purchaser) or may be waived by the Purchaser, in whole or in part at any time and from time to time, in the Purchaser's sole discretion.

     Pursuant to the Stock Purchase Agreement, the Company has agreed that, not later than the first business day after the date the Schedule 14D-1 is filed by the Purchaser, it will file with the Commission and mail to its shareholders, a Solicitation/Recommendation Statement on Schedule 14D-9 containing the recommendation of the Board of Directors that the Company's shareholders accept the Offer and tender their shares in the Offer.

     The Shareholders Meeting. The Stock Purchase Agreement requires the Company to call and hold, as soon as practicable, the Shareholders Meeting for the purpose of voting on the approval of the sale of the Second Funding Shares and the adoption and approval of the Stock Purchase Agreement and the Articles of Amendment to the Company's Amended and Restated Articles of Amendment described in further detail below. The Company has agreed that the proxy materials for the Shareholders Meeting will contain the recommendation of the Board of Directors that the shareholders approve the sale of the Second Funding Shares and will state that the Board recommends the Offer.

     Amendment to Articles of Incorporation. The Company's Board of Directors has approved an amendment to the Amended and Restated Articles of Incorporation of the Company, pursuant to which the number of authorized shares of capital stock of the Company shall be increased from twenty-five million (25,000,000) to forty million (40,000,000) as embodied in the Articles of Amendment attached as an exhibit to the Stock Purchase Agreement (the "Articles of Amendment"). The Company's Board of Directors has resolved to recommend the approval of the Articles of Amendment by the shareholders and has directed that such Articles of Amendment be submitted to the shareholders for their approval at the Shareholders Meeting. At the Second Closing, the Company shall file the Articles of Amendment with the Secretary of State of the State of Texas if such Articles of Amendment have been approved by the shareholders at the Shareholders Meeting, in accordance with the Company's governing instruments and applicable law.

     Representations and Warranties. The Stock Purchase Agreement contains various customary representations and warranties of the parties, including representations by the Company as to the Company's organization and qualification, capital structure, authority to enter into the Stock Purchase Agreement and to consummate the transactions contemplated thereby, required consents and approvals, filings made by the Company with the Commission (including financial statements included in the documents filed by the Company with the Commission), absence of material adverse changes, absence of litigation, employee benefit plans, environmental laws and regulations, intellectual property, tax matters and the inapplicability of certain state takeover statutes.

     The Purchaser has also made customary representations and warranties to the Company, including, but not limited to, representations and warranties as to organization, authority to enter into the Stock Purchase Agreement and to consummate the transactions contemplated thereby, required consents and approvals and financing.

     Conduct of Business of the Company. The Stock Purchase Agreement provides that until the Second Closing, the business of the Company and each of its subsidiaries will be conducted in the ordinary and usual course of business. Accordingly, without the Purchaser's approval, neither the Company nor any of its subsidiaries may, prior to the Second Closing, engage or agree to engage in an enumerated list of actions generally characterized as being outside the ordinary and usual course of business. Such actions requiring the Purchaser's approval include, among other things (but subject to certain exceptions stated in the Stock Purchase Agreement): (i) issuing equity securities other than under specified circumstances; (ii) making any new grants or awards under any employee benefit plans; (iii) compromising any claims or litigation, or entering into any agreements for indebtedness or other agreements; or (iv) making new commitments for capital expenditures in excess of specified levels.

     Other Potential Bidders and Transactions. Pursuant to the terms of the Stock Purchase Agreement, the Company may not, and the Company is required to use its best efforts to not permit any of its subsidiaries and their respective directors, officers, employees, attorneys, financial advisors, agents or other representatives to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing information) any bona fide proposal or offer (other than a proposal or offer by the Purchaser or any of the Purchaser's affiliates), or any expression of interest relating to any actual or potential merger, consolidation or other business combination involving the Company or any of its subsidiaries or any acquisition in any manner (including, without limitation, by tender or exchange offer) of a substantial equity interest in, or a substantial portion of the assets of, the Company or any of its subsidiaries (individually, a "Takeover Proposal" and collectively the "Takeover Proposals").

     Notwithstanding the foregoing, the Stock Purchase Agreement permits the Company to engage in discussions or negotiations with, and furnish information to, any person that makes a written Takeover Proposal in respect of which the Board of Directors of the Company concludes in good faith if consummated would constitute a Superior Proposal (as defined herein), but only if the Board of Directors of the Company concludes in good faith on the basis of the advice of its outside counsel that the failure to take such action would be inconsistent with the fiduciary obligations of the Board under applicable law. A "Superior Proposal" is defined as a Takeover Proposal, on terms which a majority of the members of the Board of Directors of the Company determines in good faith, and based on the advice of outside counsel, to be more favorable to the Company and its shareholders than the transactions contemplated by the Stock Purchase Agreement and any revised transaction proposed by the Purchaser in response to a Superior Proposal being made. The Purchaser has the right to be notified of the material terms of any Takeover Proposal, including the identity of the person making such Takeover Proposal, as soon as practicable but no later than the date on which such Takeover Proposal is presented to the Board of Directors. In the event the Company's Board of Directors determines in good faith that a Takeover Proposal constitutes a Superior Proposal, the Company may not terminate the Stock Purchase Agreement until a period of at least five (5) business days has elapsed after delivery to the Purchaser of such determination by the Board of Directors, during which time the Company is required to provide the Purchaser a reasonable opportunity to propose a modification of the terms and conditions of the Stock Purchase Agreement so that a business combination between the Company and the Purchaser may be effected. If, after such period, the Company's Board of Directors continues to believe in good faith that such Takeover Proposal constitutes a Superior Proposal and simultaneously therewith or not later than 90 business days thereafter the Company enters into a definitive acquisition, merger or similar agreement to effect such Superior Proposal, then the Company may terminate the Stock Purchase Agreement, in which event the Company would be required to pay Purchaser $1 million in cash (the "Termination Fee").

     The Purchaser has the right to terminate the Stock Purchase Agreement in the event, among other things the Board of the Directors of the Company shall have recommended to the shareholders any Takeover Proposal (other than by the Purchaser or any of Purchaser's affiliates) or shall have resolved to do so, in which event, upon the acceptance of any such proposal, the Company would be required to pay the Termination Fee.

     Termination. The Stock Purchase Agreement may be terminated upon the mutual written consent of the Company and the Purchaser, or by either the Company or the Purchaser if: (i) there has been a breach by the other party of any representation or warranty made as of the date of the Stock Purchase Agreement that is not qualified by reference to a Material Adverse Effect (as defined below), the effect of which has a Company Material Adverse Effect or a Buyer Material Adverse Effect, as the case may be; (ii) there has been a breach by the other party of any representation or warranty made as of the date of the Stock Purchase Agreement that is qualified by reference to a Material Adverse Effect, in each case, which breach has not been cured (if capable of being cured) within fifteen (15) business days after receipt by the breaching party of written notice of the breach; (iii) as a result of the failure of any of the Offer Conditions, the Offer shall have terminated or expired in accordance with its terms without the Purchaser having accepted for payment any Shares pursuant to the Offer; (iv) the Purchaser shall not have accepted for payment any Shares pursuant to the Offer prior to July 1, 1999; provided, however, that with respect to Subsections (iii) and (iv) hereof, the right to terminate the Stock Purchase Agreement shall not be available to any party whose failure to perform any of its obligations under the Stock Purchase Agreement results in the failure of any such condition or if the failure of such condition results from facts or circumstances that constitute a breach of a representation or warranty under the Stock Purchase Agreement by such party; (v) the Second Closing and the consummation of the Offer have not been effected on or prior to the close of business on July 1, 1999, whether such date is before or after the date of approval of the Company's shareholders; provided, however, that the right to terminate the Stock Purchase Agreement pursuant to this part
(v) of this paragraph shall not be available to any party whose failure to fulfill any obligation of the Stock Purchase Agreement has been the cause of, or resulted in, the failure of the Second Closing to have occurred on or prior to such date; (vi) any court or other government or an agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state, or local, domestic or foreign (a "Governmental Entity"), having jurisdiction over a party to the Stock Purchase Agreement shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Stock Purchase Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or (vii) ten (10) business days elapse after all the conditions to the Company's and the Purchaser's obligations to close the sale of the Second Funding Shares shall have been satisfied or waived and the Second Closing shall not have occurred through no fault of the terminating party.

     The Company may terminate the Stock Purchase Agreement if: (i) the Purchaser shall have failed to comply in any material respect with any of its respective covenants or agreements contained in the Stock Purchase Agreement required to be complied with prior to the date of such termination, which failure to comply has not been cured within fifteen (15) business days after written notice of such failure; (ii) the Company's shareholders shall not approve the Stock Purchase Agreement and the transactions contemplated thereby at a duly called and noticed special shareholders meeting at which a quorum is present in person or by proxy, or any adjournment thereof prior to June 21, 1999; or (iii) the Board of Directors of the Company shall determine in good faith that a Takeover Proposal constitutes a Superior Proposal; provided, however, that the Company may not terminate the Stock Purchase Agreement pursuant to part (iii) of this paragraph, unless (A) five (5) business days shall have elapsed after delivery to the Purchaser of a written notice of such determination by such Board of Directors and at all reasonable times during such five (5) business-day period the Company shall have provided the Purchaser a reasonable opportunity, to propose a modification of the terms and conditions of the Stock Purchase Agreement so that a business combination between the Company and the Purchaser may be effected, and (B) at the end of such five (5) business-day period such Board of Directors shall continue to believe in good faith that such Takeover Proposal constitutes a Superior Proposal and simultaneously therewith or not later than ninety (90) business days thereafter the Company shall enter into a definitive acquisition, merger or similar agreement to effect such Superior Proposal.

     The Purchaser may terminate the Stock Purchase Agreement if: (i) the Company shall have failed to comply in any material respect with any of its covenants or agreements contained in the Stock Purchase Agreement required to be complied with prior to the date of such termination, which failure to comply has not been cured within fifteen (15) business days after written notice of such failure; (ii) the Company shall not have duly called and noticed a special shareholders meeting to be held no later than June 4, 1999 (subject to adjournment) within the notice period required by the Company's governing instruments and applicable law; (iii) the shareholders shall not approve the Stock Purchase Agreement and the transactions contemplated by the Stock Purchase Agreement at a duly called and noticed shareholders meeting at which a quorum is present in person or by proxy, or any adjournment thereof prior to June 21, 1999; (iv) the Board of Directors of the Company shall not have recommended the Stock Purchase Agreement and the transactions contemplated thereby to the Company's shareholders as contemplated by the Stock Purchase Agreement, or shall have resolved not to make such recommendations, or shall have modified in a manner adverse to the Purchaser or rescinded its recommendations to the shareholders, or shall have modified or rescinded its approval of the Stock Purchase Agreement or the transactions contemplated thereby, or shall have resolved to do any of the foregoing; (v) the Board of Directors of the Company shall have recommended to the shareholders any Takeover Proposal (other than by the Purchaser or any of its affiliates) or shall have resolved to do so; (vi) a tender offer or exchange offer for twenty percent (20%) or more of the outstanding shares of capital stock of the Company is commenced, and the Board of Directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by its shareholders within the ten (10) business day period (or such shorter period) required by Section 14e-2 of the Exchange Act (the taking of no position by the expiration of such ten business day period (or such shorter period) with respect to the acceptance of such tender offer or exchange offer by its shareholders constituting such a failure); or (vii) the Company or any of its subsidiaries, without having received prior written consent from the Purchaser, shall have entered into, authorized, recommended, proposed, or publicly announced its intention to enter into, authorize, recommend or propose to its shareholders an agreement, arrangement, understanding or letter of intent with any person (other than the Purchaser or any of its affiliates) to (A) effect a merger or consolidation or similar transaction involving the Company or any of its subsidiaries, (B) purchase, lease, or otherwise acquire all or a substantial portion of the assets of the Company or any of its subsidiaries, or (C) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or similar transaction) beneficial ownership of securities representing twenty percent (20%) or more of the voting power of the Company (in each case other than any such merger, consolidation, purchase, lease or other transaction involving only the Company and one (1) or more of its subsidiaries or involving only any two
(2) or more of its subsidiaries).

     "Material Adverse Effect" as defined in the Stock Purchase Agreement means, when used in connection with the Company or the Purchaser, any change or effect that: (i) has had, or is reasonably likely to have a materially adverse impact on the business, operations, or results of operations, assets or condition (financial or otherwise) of such party or any of its subsidiaries; or (ii) substantially impairs or delays the consummation of the transactions contemplated by the Stock Purchase Agreement, but, in either such event, shall not include (A) any change or effect that results from conditions, events or circumstances generally affecting the industries in which the Company or the Purchaser operate or the economy in general, (B) any action or change specifically permitted or required by the provisions of the Stock Purchase Agreement, or (C) the transactions contemplated by this Agreement or the announcement hereof, provided, however, a Material Adverse Effect will be deemed to include the circumstances set forth in (i) or (ii) above if those circumstances are caused by any suit, action, cause or proceeding brought by any third party seeking injunctive relief, damages, or any other relief concerning the transactions contemplated by the Stock Purchase Agreement.

     Transaction Expenses. Pursuant to the terms of the Stock Purchase Agreement, except for the Termination Fee which shall be borne by the Company, all costs and expenses incurred in connection with the Stock Purchase Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses; provided, however, that: (i) all expenses incurred in connection with the filing fees and printing and mailing costs of the Schedule 14D-1 and the other documents required to be filed with the Commission in connection with the Stock Purchase Agreement, including the Offer, are to be shared equally be the Purchaser and the Company, and (ii) all filing fees and other costs incurred by any of the parties in connection with the HSR Act are to be borne by the Company.

  The Side Letter Agreements

     The following is a summary of the material terms of the Side Letter Agreements between the Purchaser and each of the Management Shareholders. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of the form of which has been filed as an exhibit to the Schedule 14D-1 containing this Offer to Purchase. The form of Side Letter Agreement may be examined and copies thereof may be obtained, as set forth in Section 8 above.

     Under the Side Letter Agreements, each of the Management Shareholders agrees, in the event the Minimum Tender Condition is not met as of the initial scheduled expiration date of the Offer, to tender such number of the Management Shareholder's Shares pursuant to the terms of the Offer, except where such sales in response to the Offer might result in liability under Section 16(b) of the Exchange Act, so that the number of shares tendered by such Management Shareholder and all other shareholders of the Company shall meet the Minimum Tender Condition. Each Management Shareholder may tender up to the full amount of such person's Shares in the Offer, even if the Minimum Condition is otherwise met, subject to the pro rata reduction as described in Section 1 of this Offer to Purchase. Because the Management Shareholders own in the aggregate more than 1,600,000 Shares, the tender by the Management Shareholders of all of their Shares alone will cause the Minimum Tender Condition to be satisfied. Each of the Management Shareholders further agrees that he shall not, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing information), entertain or consider any Takeover Proposal from any person other than the Purchaser or engage in or continue discussions or negotiations relating to any Takeover Proposal, except that such Management Shareholder shall not be restricted from acting in his capacity as a director in responding to a Takeover Proposal as permitted in the Stock Purchase Agreement.

  The Shareholders' and Voting Agreement

     The following is a summary of the material terms of the Shareholders' Agreement by and among the Company, the Purchaser and the Management Shareholders. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed as an exhibit to the Schedule 14D-1 containing this Offer to Purchase. The Shareholders' Agreement may be examined and copies thereof may be obtained, as set forth in Section 8 above.

     Voting Agreement. Under the Shareholders' Agreement, which is conditioned and effective upon the Second Closing, the Management Shareholders shall have the right to nominate two (2) of the total number of directors of the Company and the Purchaser shall have the right to nominate the remaining number of directors. The initial nominees of the Management Shareholders under the Shareholders' Agreement are Joseph N. Matlock and M. D. Davis and the initial nominees of the Purchaser under the Shareholders' Agreement are E. Thomas Martin, Robert L. Burke, Joseph S. Whitaker and John McSorley. The parties to the Shareholders' Agreement are required to vote the number of Shares they own for the election of the individuals nominated by the Purchaser and the Management Shareholders in accordance with the Shareholders' Agreement.

     In connection with the Shareholders' Agreement, each of the Management Shareholders has executed an irrevocable proxy appointing the Purchaser as proxy and authorizing the Purchaser to vote such Management Shareholder's Shares for the election of the directors to the Board of Directors in accordance with the Shareholders' Agreement. Such irrevocable proxies further designate the Purchaser as a proxy for each Management Shareholder with respect to all other matters of the Company subject to a vote of the Company's shareholders; provided, however, that each Management Shareholder has retained the right to vote his Shares with respect to matters concerning (i) a dissolution of the Company, or (ii) the sale of all or substantially all of the assets of the Company which requires a vote of shareholders under applicable law, the issuance by the Company of Common Stock in such amount that the rules of the exchange on which the Company's stock is listed requires shareholder approval, or a merger of the Company with another entity which requires a vote of shareholders under applicable law. The irrevocable proxies are conditioned upon and are to become effective upon the Second Closing.

     Rights of First Refusal. Pursuant to the terms of the Shareholders' Agreement, effective as of April 15, 1999, the Purchaser has a right of first refusal with respect to the sale, transfer or other disposition (a "Transfer") of Shares owned by each of the Management Shareholders. In the event a Management Shareholder wishes to Transfer Shares other than in a transaction effected on the Nasdaq Stock Market or any stock exchange or over-the-counter trading system on which the Shares are traded (a "Public Transfer"), the Purchaser will have an option for five (5) business days after receiving notice of the proposed Transfer and the terms thereof (a "Seller Notice") to purchase the Shares at the same price and on the same terms as specified in the Seller Notice. In the event the Purchaser does not exercise its option with respect to one hundred percent (100%) of the Shares specified in the Seller Notice (or less than 100% if permitted under the terms of the Seller Notice), then the Management Shareholder may transfer such Shares (or remaining Shares in the event the Purchaser exercises its option to purchase less than 100% of the Shares as permitted in the Seller Notice) free of the right of first refusal and voting agreement on the terms specified in the Seller Notice (or at a higher price with no material change in the other terms), provided such Transfer is consummated within 180 days of the date of the Seller Notice.

     In the event a Management Shareholder wishes to make a Public Transfer of Shares, the Purchaser will have an option to purchase such Shares on the same terms specified in the Public Transfer Notice (defined below) for three (3) business days after receiving notice of such proposed transfer, which notice shall contain the maximum number of Shares the Management Shareholder intends to sell during the following sixty (60) days, and the minimum price at such Shares may be sold (the "Public Transfer Notice"). In the event the Purchaser does not purchase 100% of the Shares subject to the Public Transfer Notice, then the Management Shareholder may sell the balance of the Shares specified in the Public Transfer Notice at a price not less than the price specified in the Public Transfer Notice free of the right of first refusal and voting agreement, provided than any such Shares not Transferred within sixty (60) days of the date of the Public Seller Notice shall again be subject to the Purchaser's right of first refusal under the Shareholders' Agreement.

     Notwithstanding the foregoing, under the Shareholders' Agreement, each Management Shareholder may pledge Shares held by it as collateral for indebtedness provided that the pledgee party agrees to be bound by all of the terms and conditions of the Purchaser's rights of first refusal under the Shareholders' Agreement. In addition, pursuant to the terms of the Shareholders' Agreement, the Purchaser grants to the Management Shareholders a right of participation with respect to future sales by the Purchaser of Shares where such sales occur in any one transaction or series of related transactions in which more than forty percent (40%) of the total number of Shares standing in the Purchaser's name as of the date of the Second Closing are Transferred.

     The Shareholders' Agreement and the irrevocable proxies executed in connection therewith will be terminated upon the earlier of: (i) the termination of the Stock Purchase Agreement in the event the Second Closing does not occur;
(ii) the fifth anniversary of the date of the Second Closing; (iii) the written consent of the Company, the Purchaser and a majority in interest of the Management Shareholders; or (iv) the dissolution of the Company.

     In the event the Management Shareholders do not tender any Shares owned by them into the Offer and the Minimum Tender Condition is otherwise met, there is a possibility that, upon consummation of the transactions contemplated by the Stock Purchase Agreement, including the Offer, the Purchaser will be the beneficial owner of up to sixty-eight percent (68%), and Tom Martin, through his control of the Purchaser, will beneficially own up to seventy percent (70%), of the total number of Shares then outstanding (assuming (i) there are upward adjustments in the aggregate of 140,000 shares to the number of Second Funding Shares, and (ii) no other Shares are issued), by virtue of the Purchaser's right to vote shares held by the Management Shareholders pursuant to the Shareholders' Agreement and the irrevocable proxies. The Purchaser and Mr. Martin have been advised by the Company that, to the best of the Company's knowledge, all of the Management Shareholders currently intend to tender Shares owned by them into the Offer.

  The Registration Rights Agreement

     The following is a summary of the material terms of the Registration Rights Agreement by and among the Company, the Purchaser and the Management Shareholders. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1 containing this Offer to Purchase. The Registration Rights Agreement may be examined, and copies thereof may be obtained, as set forth in Section 8 above.

     The Registration Rights Agreement was entered into concurrently with the Stock Purchase Agreement. The Registration Rights Agreement provides, among other things, that the Purchaser (and certain of its transferees) has the right by written notice (a "Demand Notice") to require the company to file a Registration Statement under the Securities Act where such Demand Notice covers the registration of at least

250,000 shares purchased by the Purchaser from the Company under the Stock Purchase Agreement; provided, however, this right may not be exercised on more than two (2) occasions.

     Pursuant to the Registration Rights Agreement, if the Company proposes to register any of its securities under the Securities Act (other than a registration on Form S-4 or Form S-8, or any other form not available for registering the Registrable Securities (as defined herein) for sale to the public) and the registration form may be used for the registration of the Registrable Securities (a "Piggyback Registration"), then the Company is required to give prompt notice to the Purchaser and the Management Shareholders of its intention to effect such a registration and include in such registration all Registrable Securities which the Purchaser and the Management Shareholders request to be included in such registration by written notice to the Company. Notwithstanding the foregoing, if in a Piggyback Registration the underwriter advises the Company that the number of securities requested to be included in such registration exceeds the number which can be sold in an orderly manner in such offer within a price range acceptable to the Company, then the Company will include in such registration: (i) if an offering of equity securities by the Company, first, the securities to be sold by the Company, second, the MVII Shares (defined below), third, the DSI Group Shares (defined below), and fourth, other securities requested to be included in such registration; and (ii) if an offering of equity securities by holders of the Company's securities, first, the securities requested to be included therein by the holders requesting such registration, second, the MVII Shares, and third, the DSI Group Shares.

     For purposes of the Registration Rights Agreement the term "Registrable Securities" means: (i) the Initial Funding Shares and the Second Funding Shares, together with any shares of Common Stock issued or issuable with respect to such shares by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization (the "MVII Shares"), and (ii) only with respect to a Piggyback Registration, shares of Common Stock over which a Management Shareholder has dispositive power as of the date of the Registration Rights Agreement, together with any shares of Common Stock issued or issuable with respect to such shares by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization (the "DSI Group Shares").

     The rights of the parties under the Registration Rights Agreement may not be transferred, except that the rights of the Purchaser under such agreement may be transferred at any time without the consent of the Company to any person acquiring at least 250,000 of the Registrable Securities from the Purchaser or any of its affiliates. The Registration Rights Agreement provides that expenses relating to the registration of shares (other than underwriting expenses relating to Registrable Securities and the selling shareholder's legal expenses) will be paid by the Company and otherwise contains terms that are customary to registration rights agreements of its type, including, but not limited to, rights of indemnification and contribution.

  The Consulting Agreement

     The following is a summary of the material terms of the Consulting Agreement to be entered into between the Company and Mr. Davis prior to the Second Closing. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of the form of which has been filed as an exhibit to the Schedule 14D-1 containing this Offer to Purchase. The form of Consulting Agreement may be examined and copies thereof may be obtained, as set forth in Section 8 above.

     As a condition to the Purchaser's obligation to purchase the Second Funding Shares, the Company and Mr. Davis will enter into the Consulting Agreement which shall be effective as of the date of the Second Closing, pursuant to which Mr. Davis shall cease to be an employee and officer of the Company and shall provide consulting services to the Company for a period ending on the third annual anniversary of the date of the Second Closing. As compensation for his services under the Consulting Agreement, Mr. Davis shall be entitled to compensation in the amount of $450,000, payable in equal monthly installments of $12,500. Mr. Davis shall be entitled to such compensation irrespective of a termination of the Consulting Agreement, unless such termination is by Mr. Davis for reasons other than a breach by the Company of its obligations under the Consulting Agreement. The Consulting Agreement contains a non-disclosure covenant similar to the non-disclosure covenant contained in Mr. Davis' previous employment agreement with the Company, a copy of which is filed as a part of the Company's Registration Statement on Form S-1 filed with the Commission on May 29, 1997.

13. DIVIDENDS AND DISTRIBUTIONS

     According to the Company Form 10-K, the Company has not paid any dividends to date. Pursuant to the terms of the Stock Purchase Agreement, the Company and its subsidiaries are prohibited from declaring, setting aside, or paying any dividends payable in cash, stock or property in respect of any capital stock other than dividends from their direct or indirect wholly-owned subsidiaries until after the Second Closing.

14. CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer or the Stock Purchase Agreement, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Stock Purchase Agreement), and subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) relating to the Purchaser's obligation to pay for or return tendered Shares after termination of the Offer, the Purchaser is not required to accept for payment or pay for any Shares tendered pursuant to the Offer unless the following conditions shall have been satisfied: (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer one million six hundred thousand (1,600,000) Shares; (ii) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated;
(iii) there shall have been full compliance with Article 13.03 of the Texas Business Corporation Act (the "TBCA"), including the approval of the acquisition of the Initial Funding Shares and Second Funding Shares by the Purchaser as contemplated by the Stock Purchase Agreement by the Company's Board of Directors; (iv) the conditions to the Purchaser's obligations to purchase the Second Funding Shares set forth in the Stock Purchase Agreement shall have been satisfied or waived; and (v) the closing of the sale of the Second Funding Shares shall have occurred pursuant to the Stock Purchase Agreement, it being understood that the closing of the Offer shall occur simultaneously with and be conditioned upon the closing of the sale of the Second Funding Shares. Furthermore, notwithstanding any other term of the Offer or the Stock Purchase Agreement, the Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Stock Purchase Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists and with respect to
(a), (b), (c), (e) and (f) only, such condition has not been cured within ten
(10) days of receipt of notice thereof by the Purchaser (other than as a result of any action or inaction of the Purchaser or any of its subsidiaries that constitutes a breach of the Stock Purchase Agreement):

          (a) there shall be threatened or pending by any Governmental Entity any suit, action or proceeding (i) challenging the acquisition by the Purchaser of any Shares under the Offer or the Stock Purchase Agreement, seeking to restrain or prohibit the making or consummation of the Offer or the performance of any of the other transactions contemplated by the Offer, the Stock Purchase Agreement or the Shareholders' Agreement or the Registration Rights Agreement (the "Other Agreements"), or seeking to obtain from the Company or the Purchaser (in the case of the Purchaser in a suit, action, or proceeding related to the Stock Purchase Agreement) any damages that are material in relation to the Company or any of its subsidiaries; (ii) seeking to prohibit or materially limit the ownership or operation by the Company or any of its subsidiaries of a material portion of the business or assets of the Company or any of its subsidiaries or to compel the Company or the Purchaser to dispose of or hold separate any material portion of the business or assets of the Company or any of its subsidiaries, or the Purchaser or any of its subsidiaries, in each case as a result of the Offer or any of the other transactions contemplated by the Stock Purchase Agreement or the Other Agreements; (iii) seeking to impose material limitations on the ability of the Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares to be accepted for payment pursuant to the Offer or the Stock Purchase Agreement including, without limitation, the right to vote such Shares on all matters properly presented to the shareholders; or (iv) which otherwise is reasonably likely to have a Material Adverse Effect on the business of the Company or any of its subsidiaries or the Purchaser or any of its subsidiaries, or there shall be pending by any other person any suit, action or proceeding which is reasonably likely to have a Material Adverse Effect on the business of the Company or any of its subsidiaries or the Purchaser or any of its subsidiaries;

          (b) there shall be enacted, entered, enforced, promulgated or deemed applicable to the Offer by any Governmental Entity, any statute, rule, regulation, judgment, order or injunction, other than the application to the Offer of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

          (c) there shall have occurred any Material Adverse Effect on the business of the Company or any of its subsidiaries;

          (d) (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to the Purchaser its approval or recommendation of the Offer, the sale of the Initial Funding Shares or the Second Funding Shares, the Stock Purchase Agreement, the Articles of Amendment or any of the Other Agreements or recommendation to the shareholders of the Offer; (ii) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions; (iii) the Company shall have approved or recommended any Takeover Proposal; or (iv) the Company shall have entered into any agreement with respect to any Superior Proposal in accordance with the Stock Purchase Agreement;

          (e) any of the representations and warranties of the Company set forth in the Stock Purchase Agreement shall not be true and correct in each case:
     (i) at the date of the Stock Purchase Agreement; and (ii) at the scheduled or extended expiration of the Offer, except for such matters that, either individually or when combined with any breach of any other representation or warranty of the Company or any fact, circumstance, occurrence, breach or default, or any failure to perform any covenant or obligation all as set forth in Sections 6.2(b) and 6.2(c) of the Stock Purchase Agreement, are not reasonably likely to have a Material Impact (as defined below);

          (f) the Company shall have failed to perform any obligation or to comply with any agreement or covenant of the Company to be performed or complied with by it under the Stock Purchase Agreement, except for such matters that, either individually or when combined with any breach of any representation or warranty of the Company set forth in the Stock Purchase Agreement as of the times set forth in Section (e) above, or any fact, circumstance, occurrence, breach or default, or any failure to perform any covenant or obligation all as set forth in Sections 6.2(b) and 6.2(c) of the Stock Purchase Agreement, are not reasonably likely to have a Material Impact;

          (g) there shall have occurred and continued to exist for not less than three (3) business days (i) any general suspension of trading in, or limitation on prices for, securities on a national securities exchange in the United States (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index); (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that materially adversely affects, the extension of credit by banks or other lending institutions;
     (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States which in any case is reasonably expected to have a Material Adverse Effect on the Company or the Purchaser's ability to complete the Offer or materially delay the consummation of the Offer; or

          (h) the Stock Purchase Agreement shall have been terminated in accordance with its terms.

The term "Material Impact" is defined in the Stock Purchase Agreement as any matter or matters having an adverse impact or economic consequence that exceeds $360,000.

     The Stock Purchase Agreement provides that the foregoing conditions are for the sole benefit of the Purchaser and may, subject to the terms of the Stock Purchase Agreement, be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15. CERTAIN LEGAL MATTERS

     Except as described in this Section 15, based on a review of publicly available filings made by the Company with the Commission and other publicly available information concerning the Company, as well as certain representations made to the Purchaser in the Stock Purchase Agreement by the Company, the Purchaser is not aware of any regulatory license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the Purchaser's acquisition or ownership of Shares as contemplated herein or of any approval or other action by any governmental entity that would be required or desirable for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required or desirable, the Purchaser currently contemplates that such approval or other action will be sought, except as described below under "State Takeover Laws." Although, except as otherwise expressly described in this Section 15, the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14 for Certain Conditions to the Offer.

     State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. However, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside of the state of enactment.

     The Company is incorporated under the laws of the State of Texas. In general, Article 13.03 of the TBCA prevents an "issuing public corporation" (generally, a domestic corporation that has any class of voting shares registered under the Exchange Act) from, directly or indirectly, entering into or engaging in any "business combination" (defined to include the issuance or transfer in one transaction or series of transactions, shares of the issuing public corporation) with an "affiliated shareholder" (generally, a person who beneficially owns twenty percent (20%) or more of the then outstanding voting shares of the issuing public corporation) for a period of three (3) years following the date such person first became an affiliated shareholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the purchase or acquisition which resulted in the shareholder becoming an affiliated shareholder.

     Upon consummation of the sale of the Second Funding Shares and the Offer, the Purchaser will become an affiliated shareholder within the meaning of
Article 13.03 of the TBCA pursuant to the Stock Purchase Agreement. The Board of Directors of the Company approved the Stock Purchase Agreement and the transactions contemplated thereby on April 9, 1999, and, as a result, has approved the purchase or acquisition of shares by the Purchaser prior to the time the Purchaser will become an affiliated shareholder under Article 13.03 of the TBCA. Accordingly, Article 13.03 is inapplicable to the Offer, and the Common Stock Acquisitions.

     Neither the Company nor the Purchaser has determined whether any other state takeover laws and regulations will by their terms apply to the Offer or the Common Stock Acquisitions, and, except as set forth above, neither the Company nor the Purchaser has presently sought to comply with any other state takeover statute or regulation. The Company and the Purchaser reserve the right to challenge the applicability or validity of any state law or regulation purporting to apply to the Offer or the Common Stock Acquisitions, and neither anything in this Offer nor any action taken in connection herewith is intended as a waiver of such right. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Common Stock Acquisitions and an appropriate court does not determine that such statue is inapplicable or invalid as applied to the Offer, the Company or the Purchaser might be required to file certain information with, or to receive approval from the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer.

     Antitrust. Under the provisions of the HSR Act and the rules promulgated thereunder, the transactions contemplated by the Stock Purchase Agreement, including the acquisition of Shares under the Offer, may be consummated following the expiration of a thirty (30)-calendar day waiting period following the filing by the Purchaser of a Notification and Report Form with respect to such transactions, unless the Purchaser receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. Under the HSR Act and the rules promulgated thereunder, while a fifteen (15)-calendar day waiting period applies to the acquisition of shares in a cash tender offer, a longer, thirty (30)-calendar day waiting period applies to the acquisition of shares in non-public transactions. As a result, both waiting periods apply to the transactions contemplated by the Stock Purchase Agreement, including the Offer. The Purchaser will make such filing as promptly as practicable after the commencement of the Offer. If, within the initial thirty (30)-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from the Purchaser concerning such transactions, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by the Purchaser with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of the Purchaser. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of the applicable waiting periods under the HSR Act is a condition to the Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's proposed purchase of the Second Funding Shares and Shares tendered pursuant to the Offer by the Purchaser. At any time before or after such purchases, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the transactions or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or the Purchaser or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the results thereof.

16. FEES AND EXPENSES

     Southwest Securities, Inc. is acting as Dealer Manager in connection with the Offer. The Purchaser has agreed to pay the Dealer Manager reasonable compensation for such services. In addition, the Purchaser has agreed to reimburse the Dealer Manager for its out-of-pocket expenses, related to its engagement, including the reasonable fees and expenses of its counsel, and to indemnify the Dealer Manager and certain related persons against certain liabilities and expenses, including certain liabilities under the federal securities laws.

     The Purchaser has retained MacKenzie Partners, Inc. to act as the Information Agent and American Stock Transfer & Trust Company to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17. MISCELLANEOUS

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. The Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Purchaser becomes aware of any state law prohibiting the making of the Offer or the acceptance of Shares pursuant thereto in such state, the Purchaser will make a good faith effort to comply with any such state statute or seek to have such state statute declared inapplicable to the Offer. If, after such good faith effort, the Purchaser cannot comply with any such state statute or have such state statute declared inapplicable to the Offer, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In these jurisdictions where securities laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     The Purchaser has filed with the Commission the Schedule 14D-1 pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company shall file with the Commission the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in
Section 8 (except that such material will not be available at the regional offices of the Commission).

April 21, 1999                                                         MVII, LLC

                                    ANNEX A

           INFORMATION CONCERNING THE SOLE MANAGER AND THE EXECUTIVE
                OFFICERS OF THE PURCHASER (INCLUDING MR. MARTIN)

     The following table sets forth the name, business address, and principal occupation or employment at the present time and during the past five years of the sole manager and executive officers of the Purchaser. In addition, unless otherwise noted, each such person's business address is 654 Osos Street, San Luis Obispo, California 93401. All of the persons listed below are citizens of the United States.

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
                                               MATERIAL OCCUPATIONS, OFFICES OR EMPLOYMENT
NAME                                                   HELD DURING PAST FIVE YEARS
----                                           -------------------------------------------
E. Thomas Martin.....................  Tom Martin is the sole Manager and President of the
                                       Purchaser. Mr. Martin is also currently the President of
                                       Martin Resorts, Inc., a corporation engaged in the business of owning and managing resort properties, the business
                                       address of which is P.O. Box 12060, 654 Osos Street, San
                                       Luis Obispo, California 93401. Mr. Martin has held such
                                       position from January 1999 through the present. From October
                                       1991 through July 1998, Mr. Martin served as President of MW
                                       Sign Corp., a corporation engaged in the outdoor advertising business, the address of which is 1245 Vine Street, Paso
                                       Robles, California 93447. In addition, from February 1976 to
                                       July 1998, Mr. Martin served as President of Martin &
                                       MacFarlane, also an outdoor advertising business, the
                                       address of which is 1245 Vine Street, Paso Robles,
                                       California 93447.
Joseph S. Whitaker...................  Mr. Whitaker currently serves as a Vice President of the
                                       Purchaser. For the past five years, Mr. Whitaker has
                                       operated a consulting business as a sole proprietorship,
                                       providing services related to marketing, licensing and
                                       product development, located at 5615 Ladybird Lane, La
                                       Jolla, California 92037.

On February 23, 1999, the Martins purchased 3,500 shares in an open market transaction at a price of $2.44 per Share.

Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or such shareholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        The Depositary for the Offer is:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY

           By Mail:               By Facsimile Transmission:     By Hand or Overnight Courier:
        40 Wall Street            (for Eligible Institutions            40 Wall Street
   New York, New York 10005                  Only)                        46th Floor
     (Attention: Corporate              (718) 234-5001             New York, New York 10005
       Trust Department)                                             (Attention: Corporate
                                     Confirm by Telephone:             Trust Department)
                                        (718) 921-8200
                                        1-800-937-5449

                        To Confirm Receipt of Facsimile
                          and for General Information

         Confirm Receipt of Notice of Guaranteed Delivery by Telephone:

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Dealer Manager and the Information Agent at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:
                           [MACKENZIE PARTNERS LOGO]
                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (call collect)
                                       or
                        (800) 322-2885 (call toll free)

                      The Dealer Manager for the Offer is:
                          [SOUTHWEST SECURITIES LOGO]
                          1201 Elm Street, Suite 3500
                              Dallas, Texas 75270
                        1-888-338-1300 (call toll free)